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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HPL Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40426C 10 5

(CUSIP Number)

May 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 40426C 10 5			Page 2 of 5

1.	Name of Reporting Person: Gilardi & Co., LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,514,456 shares† † See Item 4(a) below.

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 6,514,456 shares† † See Item 4(a) below.

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,514,456 shares† † See Item 4(a) below.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.8%

12.	Type of Reporting Person: OO

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13G
CUSIP No. 40426C 10 5	Page 3 of 5

Item 1.

(a)	Name of Issuer: HPL Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2033 Gateway Place, Suite 400, San Jose California 95110

Item 2.

(a)	Name of Person Filing: Gilardi & Co., LLC

(b)	Address of Principal Business Office or, if None, Residence: Gilardi & Co., LLC 1115 Magnolia Avenue Larkspur, California 94977

(c)	Citizenship: California

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 40426C 10 5

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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CUSIP No. 40426C 10 5	Page 4 of 5

     (a) Amount beneficially owned:

     On May 18, 2005, Gilardi & Co., LLC, in its capacity as the Claims Administrator and Receiver named in that certain Stipulation of Settlement for In re HPL Technologies, Inc. Securities Litigation (the “Stipulation”) as filed in the United States District Court Northern District of California, Master File No. C-02-3510 VRW, received a jumbo certificate dated May 13, 2005 (the “Certificate”) on which Gilardi & Co., LLC is named as the owner of 6,514,456 shares of the common stock of HPL Technologies, Inc. (the “Settlement Stock”). Pursuant to the terms of the Stipulation, Gilardi & Co., LLC will hold the Certificate until the shares of Settlement Stock are distributed to those persons or entities who purchased or otherwise acquired shares of HPL Common Stock during the period July 31, 2001 through July 18, 2002, inclusive, whose claims for recovery have been allowed pursuant to the terms of the Stipulation (“Authorized Claimants”). While Gilardi & Co., LLC is named on the Certificate as the owner of the Settlement Stock, any and all rights to vote, distribute or dispose of the Settlement Stock are subject to the terms of the Stipulation.

     (b) Percent of class:                              13.8%

     (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	6,514,456

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	6,514,456

(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Gilardi & Co., LLC, in its capacity as the Claims Administrator and Receiver named in the Stipulation, is the holder of the Certificate which names it as the owner of the Settlement Stock. Pursuant to the terms of the Stipulation, Gilardi & Co., LLC will hold the Certificate until the shares of Settlement Stock are distributed to Authorized Claimants.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Member of the Group.

     Not applicable.

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CUSIP No. 40426C 10 5	Page 5 of 5

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2005

Date

GILARDI & CO., LLC
By:	/s/ Dennis A. Gilardi
	Name:	Dennis A. Gilardi
	Title:	Managing Member

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